   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 23, 2004


                                                     REGISTRATION NO. 333-115395

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                ----------------
                         POST-EFFECTIVE AMENDMENT NO. 2
                          FILED PURSUANT TO RULE 462(d)
                                       TO
                                    FORM SB-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                ----------------


                           MARKLAND TECHNOLOGIES, INC.
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

               FLORIDA                                       84-1334434
    (STATE OR OTHER JURISDICTION                          (I.R.S. EMPLOYER
  OF INCORPORATION OR ORGANIZATION)                    IDENTIFICATION NUMBER)

                                      3829
                          (PRIMARY STANDARD INDUSTRIAL
                          CLASSIFICATION CODE NUMBER)

                              54 DANBURY ROAD, #207
                              RIDGEFIELD, CT 06877
                                 (203) 894-9700
          (ADDRESS AND TELEPHONE NUMBER OF PRINCIPAL EXECUTIVE OFFICES)

                               KENNETH DUCEY, JR.
                      PRESIDENT AND CHIEF FINANCIAL OFFICER
                              54 DANBURY ROAD, #207
                              RIDGEFIELD, CT 06877
                                 (203) 894-9700
            (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)

                                   COPIES TO:
                             DAVID A. BROADWIN, ESQ.
                                 FOLEY HOAG LLP
                              155 SEAPORT BOULEVARD
                           BOSTON, MASSACHUSETTS 02210
                                 (617) 832-1000
                                ----------------

         APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [X] 333-115395

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

================================================================================
                                EXPLANATORY NOTE


         This Post-Effective Amendment No. 2 to the Registration Statement on Form SB-2, as amended and supplemented from time to time, (File No. 333-115395) (the "Registration Statement") is being filed solely to add Exhibits 4.15, 4.16, 4.17, 4.18, 4.19, 10.45, 10.46, and 10.47 hereto and is being filed with the
Securities & Exchange Commission pursuant to Rule 462(d) under the Securities Act of 1933, as amended.



================================================================================

                                                       PART II

                                      INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 27. EXHIBITS
                                                                                   INCORPORATED BY REFERENCE
                                                             FILED WITH    ------------------------------------------
 EXHIBIT                                                        THIS                                         EXHIBIT
    NO.             DESCRIPTION                               AMENDMENT     FORM          FILING DATE           NO.
---------    ----------------------------------------       -----------    -------    ------------------    ---------
    2.1      Stock Purchase Agreement by and between Markland                8-K          June 30, 2004         2.1
             and EOIR, dated June 30, 2004
    2.2      Forms of Promissory Note                                        8-K          June 30, 2004         2.2
    2.3      Security Agreement by and between EOIR and                      8-K          June 30, 2004         2.3
             sellers of EOIR stock, dated June 30, 2004
    2.4      2004 Stock Option Plan, adopted June 30, 2004                   8-K          June 30, 2004         2.4
    2.5      Preferred Securities Purchase Agreement                         8-K          June 30, 2004         2.5
    2.6      Pledge and Security Agreement                                   8-K          June 30, 2004         2.6
    2.7      Forms of Stock Option                                           8-K          June 30, 2004         2.7
    3.1      Articles of Incorporation of Quest Net                          8-K         March 20, 2000         1.3
             Corp., filed with the Florida Secretary of
             State on December 28, 1998
    3.2      Articles of Merger of Quest Net Corp. and                       8-K         March 20, 2000         1.2
             Parputt Enterprises, Inc. filed with the
             Florida Secretary of State on March 15, 2000
    3.3      Articles of Amendment to the Articles of                        8-K         April 10, 2001         3.1
             Incorporation of Quest Net Corp., filed
             with the Florida Secretary of State on
             April 4, 2001
    3.4      Articles of Amendment to the Articles of                      10-KSB       October 15, 2001        3.4
             Incorporation of Quest Net Corp., filed
             with the Florida Secretary of State on June
             21, 2001
    3.5      Articles of Amendment to the Articles of                       SB-2          May 11, 2004          3.5
             Incorporation of Markland Technologies,
             Inc. filed with the Florida Secretary of
             State on December 21, 2001
    3.6      Articles of Amendment to the Articles of                      10-KSB       October 14, 2003        3.6
             Incorporation of Markland Technologies,
             Inc. filed with the Florida Secretary of
             State on September 16, 2003
    3.7      Certificate of Designations of Rights and                     10-KSB       October 14, 2003        3.7
             Preferences of the Series A Non-Voting
             Convertible Preferred Stock
    3.8      Certificate of Designations of Rights and                       8-K       December 20, 2002        3.5
             Preferences of the Series C Cumulative
             Convertible Preferred Stock
    3.9      Certificate of Designations of Rights and                     10-KSB       October 14, 2003        3.5
             Preferences of the Series D Cumulative
             Convertible Preferred Stock
   3.10      Amended and Restated Bylaws                                     8-K         March 20, 2000         1.4
    4.1      Form of common stock certificate of                           10-QSB        February 14, 2003        4.1
             Markland Technologies, Inc.
    4.2      Registration Rights Agreement between                          SB-2          May 11, 2004          4.2
             Markland Technologies, Inc., Montana View
             Corporation, Elite Properties, Ltd.,
             Sparrow Ventures, Inc., dated April 2, 2004
    4.3      Form of Common Stock Purchase Warrant dated                    SB-2          May 11, 2004          4.3
             April 2, 2004
    4.4      Form of Common Stock Purchase Warrant dated                    SB-2          May 11, 2004          4.4
             April 16, 2004
    4.5      Form of Common Stock Purchase Warrant dated                    SB-2          May 11, 2004          4.5
             May 3, 2004
    4.6      Registration Rights Agreement, dated March                    10-KSB       October 14, 2003       10.10
             19, 2003, by and between ASI Technology
             Corporation and Markland Technologies, Inc.
    4.7      Registration Rights Agreement by and                          10-KSB       October 14, 2003       10.17
             between Markland Technologies, Inc. and
             Brittany Capital Management limited, dated
             September 10, 2003
    4.8      Consulting Agreement by and between                             8-K       November 12, 2003       10.3
             Markland Technologies, Inc. and George
             Yang, dated September 30, 2003

                                                         -3-



    4.9      Consulting Agreement by and between                          SB-2/1A        June 17, 2004          4.9
             Markland Technologies, Inc. and
             Commonwealth Acquisitions, Ltd., dated
             March 24, 2003
   4.10      Consulting Agreement by and between ECON                       SB-2          May 11, 2004         4.10
             Investor Relations, Inc., dated January 18,
             2003
   4.11      Consulting Agreement by and between                            SB-2          May 11, 2004         4.11
             Markland Technologies, Inc. and Marketshare
             Recovery, Inc., dated October 29, 2003
   4.12      Consulting Agreement by and between                           10-QSB      February 23, 2004       10.4
             Markland Technologies, Inc. and Emerging
             Concepts, Inc., dated July 7, 2003
   4.13      Research Agreement by and between Markland                     SB-2          May 11, 2004         4.13
             Technologies, Inc. and The Research Works,
             Inc., dated October 29, 2003
   4.14      Employment Agreement by and between                            SB-2          May 11, 2004         4.14
             Markland Technologies, Inc. and Jo-Ann
             Nichols, dated October 27, 2003
   4.15      Registration Rights Agreement by and between         X         8-K           September 23, 2004   99.3
             Markland Technologies, Inc. and the investors
             named therein dated September 21, 2004
   4.16      Form of Common Stock Purchase Warrant issued by      X         8-K           September 23, 2004   99.5
             Markland Technologies, Inc. on September 21, 2004
   4.17      Lock-up Agreement by and among Markland              X         8-K           September 23, 2004   99.7
             Technologies, Inc., Robert Tarini, and Kenneth
             Ducey, Jr.
   4.18      Lock-up Agreement by and between Markland            X         8-K           September 23, 2004   99.6
             Technologies, Inc. and James, LLC
   4.19      Waiver Agreement by and among Markland               X         8-K           September 23, 2004   99.8
             Technologies, Inc. and the parties named
             therein
    5.1      Opinion of Foley Hoag LLP                                    SB-2/1A        June 16, 2004          5.1
   10.1      Securities Purchase Agreement, between                         SB-2          May 11, 2004         10.1
             Markland Technologies, Inc., Montana View
             Corporation, Elite Properties, Ltd., and
             Sparrow Ventures, Inc., dated April 2, 2004
   10.2      Securities Purchase Agreement by and among                     SB-2          May 11, 2004         10.2
             Markland Technologies, Inc. and the
             Investors named therein, dated April 16,
             2004
   10.3      Securities Purchase Agreement by and                           SB-2          May 11, 2004         10.3
             between Markland Technologies, Inc. and the
             Investors named therein, dated May 3, 2004
   10.4      Agreement and Plan of Merger by and among                       8-K       November 12, 2003       10.1
             Markland Technologies, Inc. and STR
             Acquisition Corp., Security Technology,
             Inc., Science and Technology Research,
             Inc., and George Yang, dated September 30,
             2003
   10.5      Promissory Note made by Markland                                8-K       November 12, 2003       10.4
             Technologies, Inc., in favor of George
             Yang, dated September 30, 2003
   10.6      Security Agreement by and between Markland                     SB-2          May 11, 2004         10.6
             Technologies, Inc. and George Yang, dated
             September 30, 2003
   10.7      Guaranty by Markland Technologies, Inc. in                     SB-2          May 11, 2004         10.7
             favor of George Yang, dated September 30,
             2003
   10.8      Amendment and Payment Extension Agreement                      SB-2          May 11, 2004         10.8
             by and between Markland Technologies, Inc.
             and George Yang, dated March 17, 2004
   10.9      Loan Agreement by and between Security                          8-K       November 12, 2003       10.2
             Technology, Inc. and Bay View Capital
             L.L.C., dated September 30, 2003
   10.10     Promissory Note by and among Markland                           8-K       November 12, 2003       10.5
             Technologies, Inc., Security Technology,
             Inc., and Bay View Capital L.L.C., dated
             September 30, 2003
   10.11     Security Agreement by and between Security                     SB-2          May 11, 2004         10.11
             Technology, Inc. and Bay View Capital
             L.L.C., dated September 30, 2003
   10.12     Security Agreement by and between Markland                     SB-2          May 11, 2004         10.12
             Technologies, Inc. and Bay View Capital
             L.L.C.
   10.13     Sublicense Agreement by and between                          SB-2/1A        June 16, 2004         10.13
             Markland Technologies, Inc. and ASI
             Technology Corporation, dated March 19, 2004
   10.14     ASI Technology Corporation SBIR Phase II                     SB-2/1A        June 16, 2004         10.14
             Proposal, dated October 8, 2001
   10.15     ASI Technology Corporation Contract with                     SB-2/1A        June 16, 2004         10.15
             Air Force Office of Scientific Research,
             dated August 1, 2002
   10.16     ASI Technology Corporation Contract with                     SB-2/1A        June 16, 2004         10.16
             Naval Surface Warfare Center, dated January
             31, 2003
   10.17     Stock Purchase Agreement by and among Ocean                     8-K        January 28, 2003       10.1
             Data Equipment Corporation, Ergo Systems,
             Markland Technologies, and Security
             Technology, Inc., dated December 9, 2002
   10.18     Exchange Agreement by and among Markland                        8-K       December 20, 2002       10.4
             Technologies, Inc., Market LLC, and James
             LLC dated December 9, 2002

                                                         -4-



   10.19     Exchange Agreement by and among Eurotech,                       8-K       December 20, 2002       10.5
             Ltd., Crypto.com Inc., Markland
             Technologies, Inc., Security Technology,
             Inc., ipPartners, Inc., Market LLC,  and
             James LLC dated December 9, 2002
   10.20     First Amendment to Exchange Agreement by                      10-QSB      February 14, 2003       10.6
             and among Eurotech, Ltd., Crypto.com Inc.,
             Markland Technologies, Inc., Security
             Technology, Inc., ipPartners, Inc., Market
             LLC,  and James LLC. dated December 9, 2002
   10.21     Restated and Amended Convertible Revolving                    10-QSB      February 14, 2003       10.2
             Credit Note Agreement by and between
             Markland Technologies, Inc. and Market LLC
                             dated December 10, 2002
   10.22     Letter from Sherb & Co., LLP to the                            8-K/A        March 17, 2003        16.1
             Commission, dated March 12, 2003,
             concerning change in certifying accountant
   10.23     Technology Purchase Agreement between                           8-K         April 4, 2003         10.1
             Markland Technologies, Inc. and ASI
             Technology Corporation, dated March 19, 2003
   10.24     Exchange Agreement, dated March 27, 2003,                       8-K         April 4, 2003         10.2
             by and between Eurotech, Ltd. and Markland
             Technologies, Inc.
   10.25     Registration Rights Agreement, dated March                    10-KSB       October 14, 2003       10.12
             27, 2003, by and between Eurotech, Ltd. and
             Markland Technologies, Inc.
   10.26     Amended and Restated Exchange Agreement,                        8-K         July 30, 2003         10.1
             dated July 24, 2003, by and between
             Markland Technologies, Inc. and Syqwest,
             Inc.
   10.27     Preferred Securities Purchase Agreement by                    10-KSB       October 14, 2003       10.14
             and between Markland Technologies, Inc. and
             James LLC, dated February 2, 2003, relating
             to the issuance of 170 shares of Series C
             5% Convertible Preferred Stock.
   10.28     Preferred Securities Purchase Agreement by                    10-KSB       October 14, 2003       10.15
             and between Markland Technologies, Inc.,
             and James LLC, dated April 1, 2003,
             relating to the issuance of Series D
             Convertible Preferred Stock.
   10.29     Private Equity Credit Agreement by and                        10-KSB       October 14, 2003       10.16
             between Markland Technologies, Inc. and
             Brittany Capital Management Limited, dated
             September 10, 2003
   10.30     Employment and consulting agreements, dated                   10-KSB       October 14, 2003       10.18
             December 5, 2002, for Delmar Kintner,
             Kenneth Ducey, Robert Tarini, and Verdi
             Consulting
   10.31     Nonexclusive License Agreement by and                          SB-2          May 11, 2004         10.31
             between Science & Technology Research ,
             Inc. and the Secretary of the Navy, dated
             November 4, 2003
   10.32     International Distribution Agreement                           SB-2          May 11, 2004         10.32
             between Markland Technologies, Inc. and
             Tradeways
   10.33     Agreement by and between Science &                           SB-2/1A       June 16, 2004          10.33
             Technology Research and the US Navy
   10.34     Subcontract Agreement by and between Ergo                    SB-2/1A       June 16, 2004          10.34
             Systems, Inc. and Computer Sciences
             Corporation, dated December 8, 2003
   10.35     Lease for Property in Fredericksburg,                        SB-2/1A       June 16, 2004          10.35
             Virginia
   10.36     Co-Operative Research and Development                        SB-2/1A       June 16, 2004          10.36
             Agreement between Markland Technologies,
             Inc. and the U.S. Air Force
   10.37     Employment Agreement by and between                           10-QSB         May 24, 2004         10.32
             Markland Technologies, Inc. and Robert
             Tarini, dated May 12, 2004
   10.38     Employment Agreement by and between                           10-QSB         May 24, 2004         10.33
             Markland Technologies, Inc. and Kenneth
             Ducey, Jr., dated May 12, 2004
   10.39     Strategic Operations Contractor Agreement                     10-QSB         May 24, 2004         10.34
             by and between Markland Technologies, Inc.
             and Asset Growth Company, dated May 12, 2004
   10.40     Consulting Agreement by and between                           10-QSB         May 24, 2004         10.35
             Markland Technologies, Inc. and Verdi
             Consulting, dated May 12, 2004
   10.41     Amendment to Employment Agreement between                    SB-2/1A       June 16, 2004          10.41
             Markland Technologies Inc. and Robert
             Tarini dated June 16, 2004

                                                         -5-



   10.42     Amendment to the Employment Agreement                        SB-2/1A       June 16, 2004          10.42
             between Markland Technologies Inc. and
             Kenneth P. Ducey, dated June 16, 2004
   10.43     Amendment to the Consulting Agreement                        SB-2/1A       June 16, 2004          10.43
             between Markland Technologies Inc. and
             Verdi Consulting, dated June 16, 2004
   10.44     Amendment to the Strategic Operations                        SB-2/1A       June 16, 2004          10.44
             Contractor Agreement by and between
             Markland Technologies, Inc. and Asset
             Growth Company, dated June 16, 2004
   10.45     Purchase Agreement between Markland             X            8-K          September 23, 2004      99.1
             Technologies, Inc. and the investors
             named therein, dated September 21, 2004
   10.46     Security Agreement between Markland             X            8-K          September 23, 2004      99.2
             Technologies, Inc. and the investors
             named therin, dated September 21, 2004
   10.47     Form of Secured Convertible Promissory Note     X            8-K          September 23, 2004      99.4
             issued by Markland Technologies, Inc.,
             on September 21, 2004
   23.1      Consent of Foley Hoag LLP (included in                       SB-2/1A       June 16, 2004          23.1
             Exhibit 5.1)
   23.2      Consent of Sherb & Co., LLP                                  SB-2/2A       June 21, 2004          23.2
   23.3      Consents of Marcum & Kliegman LLP                            SB-2/2A       June 21, 2004          23.3
   24.1      Power of Attorney (contained on the
             signature page of this registration
             statement)

=====================================================================================================================

                                   SIGNATURES


         In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Ridgefield State of Connecticut on September 23, 2004.


                                   MARKLAND TECHNOLOGIES, INC.

                                   By: /s/ Kenneth P. Ducey, Jr.
                                       -----------------------------------------
                                       Kenneth P. Ducey, Jr.
                                       President and Chief Financial Officer

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Kenneth P. Ducey and Robert Tarini, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits and schedules thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, which they, or either of them, may deem necessary or advisable to be done in connection with this Registration Statement, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes or any of them, may lawfully do or cause to be done by virtue hereof.


   In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:


        SIGNATURE                              TITLE                            DATE
------------------------------------------------------------------------------------------
/s/ Robert Tarini                Chief Executive Officer and                September 23, 2004
-----------------------------    Chairman of the Board of Directors
Robert Tarini


/s/ Kenneth P. Ducey, Jr.        President, Chief Financial Officer         September 23, 2004
-----------------------------    and Director
Kenneth P. Ducey, Jr.


/s/ Joseph P. Mackin             Director                                   September 23, 2004
-----------------------------
Joseph P. Mackin



                                            -6-